UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39179

Addex Therapeutics Ltd

(Translation of registrant’s name into English)

Chemin des Mines 9

CH-1202 Geneva,

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This disclosure in this Report on Form 6-K under the heading “Termination of Sales Agreement Prospectus” and Exhibits 99.1 and 99.2 hereto, shall be deemed to be incorporated by reference into the registration statements on Form F-3 (disclosure in this Registration No. 333-255089) and Form S-8 (Registration No. 333-255124) of Addex Therapeutics Ltd (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Termination of Sales Agreement Prospectus

Pursuant to that certain Controlled Equity OfferingSM Sales Agreement, dated June 29, 2021 (the “Sales Agreement”), by and between the Company and Cantor Fitzgerald & Co. (the “Agent”), the Company may offer and sell, from time to time, shares of its common stock through the Agents in an “at the market offering” (each, an “ATM Offering”), as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement included a Sales Agreement prospectus, pursuant to which the Company may conduct such ATM Offerings for an aggregate offering price of up to $16.0 million (the “Sales Agreement Prospectus”). From June 29, 2021 through December 13, 2021, the Company issued an aggregate of 1,200 ADSs representing 7,200 ordinary shares at an average price of $10.12 per ADS through the Sales Agreement Prospectus, resulting in gross proceeds to the Company of approximately $12,000. The Company terminated the Sales Agreement Prospectus on December 15, 2021, but the Sales Agreement remains in full force and effect. The Company will not make any sales of ADSs pursuant to the Sales Agreement unless and until a new Sales Agreement prospectus is filed.

PRESS RELEASE

On December 15, 2021, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is being filed herewith.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 15, 2021
99.2	Material U.S. Income Tax Considerations for U.S. Holders and Supplemental Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Addex Therapeutics Ltd
(Registrant)

Date: December 15, 2021	/s/ Tim Dyer
Tim Dyer
Chief Executive Officer